September 9, 2024

Kibum Park

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Pacaso Inc.
Draft Offering Statement on Form 1-A Submitted August 12, 2024
CIK No. 0001858206

Mr. Park:

Please see below for responses to the Division’s letter dated September 3, 2024 regarding the above captioned matter. All questions have been addressed in the Offering Statement, on Form 1-A, publicly filed September 9, 2024 (“Offering Statement”), as further herein detailed.

Draft Offering Statement on Form 1-A

General

1. We note that your offering is for 21,958,718 shares of your Class D common stock at the effective price of $3.42 per share. However, your offering amount appears to exceed the $75 million offering cap under Rule 251(a)(2) since 21,958,718 shares at $3.42 per share equals $75,098,815.56. Please revise your offering statement as appropriate.

We have amended the number of shares to be offered, the price per share and the investor processing fee throughout the Offering Statement so that the total amount the Company may raise, inclusive of the investor processing fee, is $74,999,997.52.

Cover page

2. We note your disclosure on cover page and page 2 that 447 Sutter Street, Suite 405 PMB 250, San Francisco, CA 94108 is your corporate address. We also note your disclosure on page 36 that this address is a “mail receiving center” and that you have office leases in Cincinnati, OH and Irvine, CA. Please revise to provide the full mailing address of your principal executive offices. See Item 1(b) in Part II of Form 1-A.

We have changed the address throughout the Offering Statement to the Company’s principal executive offices at 18 E 4th Street, Suite 902, Cincinnati, OH 45202.

Plan of Distribution

Discounted Shares, page 26

3. We note your disclosure that “all of the above perks are subject to availability.” Please revise to clarify your meaning concerning the “availability” language. Furthermore, please clarify whether such perks will be offered throughout your entire offering period, maybe be stopped and resumed periodically, given that the perks are subject to availability.

We have removed all perks from the “Plan of Distribution” section of the Offering Statement.

Securities being offered, page 66

4. We note that you have Class A, B, and C common stock and Series A, B-1, B-2, and C-1 Preferred Stock currently outstanding. We also note that you will be offering Class D common stock in this offering. Please revise to provide all of the description of securities disclosure required by Item 14(a) in Part II of Form 1-A.

We have provided the requested description in the “Securities Being Offered” section of the Offering Statement.

We appreciate your time and attention in this matter. If you have any questions or comments, please reach out to Arden Anderson, Esq. at arden@crowdfundinglawyers.net.

Sincerely,

/s/ Dodson Robinette PLLC

d/b/a Crowdfunding Lawyers